SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)


KILLEARN PROPERTIES, INC.
(Name of Issuer)

Common Stock,  par value 0.10
(Title of Class of Securities)

494125 10 7
(CUSIP Number)

Mr. Mark A. Conner, President
Proactive Technologies, Inc.
7118 Beech Ridge Trail
Tallahassee, Florida 32312
(904) 668-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [   ]

Check the following box if a fee is being paid with
this statement [   ](A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1)       Names of Reporting Persons    Tax Identification Number
   Proactive Technologies, Inc.    23-2265039

(2)       Check the Appropriate Box if a Member of a Group
       a. [   ]                                         b. [   ]

(3)       SEC Use Only

(4)       Source of Funds               WC - OO

(5)       Check Box if disclosure of legal proceedings is
   required pursuant to Item 2(d) or 2(e)    [  ]

(6)       Citizenship or Place of Organization    Delaware

   Number of Shares Beneficially
   Owned By Each Reporting Person
   With:       (7)  Sole Voting Power      315,250

               (8)  Shared Voting Power      --0--

               (9)  Sole Dispositive Power   315,250
               (10) Shared Dispositive Power   --0--

(11       Aggregate Amount Beneficially
   Owned By Each Reporting Person          315,250

(12)Check if the Aggregate Amount in Row (11)
   Excludes Certain Shares                  [    ]

(13)Percent of class represented by
   amount in Row  (11)                      21.91%

(14)      Type of Reporting Person                CO

Item 1.   Security and Issuer.

          Common stock, par value 0.10 (the Stock)

          Killearn Properties, Inc. (Issuer)
          100 Eagle's Landing Way
          Stockbridge, Georgia 30251

Item 2.   Identity and Background.

    This statement is being filed by Proactive
Technologies, Inc., a Delaware corporation
(Proactive). Proactive's principal business is the development of real estate and its principal business and office address is 7118 Beech Ridge Trail, Tallahassee, Florida 32312.

    Listed below are the names, business addresses and occupational information for (a) each executive officer and director of Proactive, (b) each person controlling Proactive, and (c) each person ultimately in control of Proactive. During the last five years, neither Proactive nor, to the best of Proactive's knowledge, any of the following individuals, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NAME           PRESENT PRINCIPAL OCCUPATION OR
EMPLOYMENT; BUSINESS ADDRESS

Mark A. Conner Chairman of the Board
               President and Chief Executive Officer
               Proactive Technologies, Inc.
               7118 Beech Ridge Trail
               Tallahassee, Florida 32312

Robert E. Maloney,
   Jr., Esq.   Director Corporate Counsel
               Proactive Technologies, Inc.
               7118 Beech Ridge Trail
               Tallahassee, Florida 32312

    Mark A. Conner beneficially owns approximately
66% of the outstanding voting securities of Proactive.
Both Mr. Conner and Mr. Maloney are U.S. citizens.

Item 3.   Source and Amount of Funds or Other          Consideration.

     As reported on the Schedule 13D filed April 25,
1996, Proactive previously purchased 115,700 shares of the Issuer's Stock. Proactive acquired an additional
199,550 shares of Issuer's Stock in three separate purchases of 39,400 shares, 81,700 shares, and 78,450 shares, respectively. In each such purchase, for each share of Issuer's Stock acquired, Proactive issued four shares of Proactive Common Stock to the respective seller.

Item 4.   Purpose of Transaction.

     Pursuant to discussions initiated by Proactive, Issuer is seeking shareholder approval for a transfer of approximately 42% of its assets to a newly-formed wholly owned subsidiary of Issuer (the Subsidiary) and the subsequent transfer of all of the Subsidiary's outstanding capital stock to Issuer's largest shareholder in return for all of that shareholder's outstanding Stock of Issuer and the cancellation of that shareholder's option to purchase additional Stock of Issuer (the Transaction). If the Transaction takes place, Proactive will beneficially own 35.5% of Issuer's Stock and become its largest shareholder.
There have been no present changes to the Board of Directors of Issuer, but Issuer has nominated Mark A.
Conner, President and Chief Executive Officer of
Proactive to its Board of Directors.

     In connection with the proposed Transaction, Proactive has agreed to make a 2 million loan to Issuer, the proceeds of which will be transferred to Subsidiary as part of the proposed Transaction. As a condition of the Loan, if the proposed Transaction is consummated, two of Issuer's current directors have agreed to resign as directors, and two nominees of Proactive (in addition to Mark A. Conner) will become directors of Issuer.

     Proactive and Issuer have agreed to enter into an agreement under which Proactive will provide sales personnel, training and techniques, and other management assistance to Issuer in order to increase
Issuer's sales of residential lots. As a result, Proactive will exert considerable influence over Issuer's sales operations.

     Except as set forth above, Proactive has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs
(a.) through (j.) of item 4 of Schedule 13D.

Item 5.Interest in Securities of Issuer.

      a.) At the close of business on August 15, 1996, Proactive beneficially owned 315,250 shares of Stock, or approximately 21.9% of the 1,438,733 shares of Stock reported by Issuer to be outstanding as of March 27, 1996.

      b.) Proactive has sole voting and dispositive power with respect to 315,250 of the shares of Stock disclosed in Item 5(a.) above.

      c.) The following table sets forth the dates, number of shares and price per share for all transactions by Proactive in Issuer's Stock during the lesser of the past 60 days or the most recent filing on Schedule 13D:

Date:     Number of Shares Acquired:    Price Per Share:

August 6, 1996  39,400    4 shares Proactive stock

August 15, 1996     81,700         4 shares Proactive stock

August 15, 1996     78,450         4 shares Proactive stock

      d.) Any dividends on the Stock and the proceeds from the sale thereof will be paid to Proactive. No other persons, other than the shareholders of Proactive have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock.

      e.) This section is not applicable.

Item 6.        Contracts, Arrangements, Understandings or   Relationships With
 Respect to Securities
       of the Issuer.        NONE

Item 7.        Material to be filed as Exhibits.

     The following shall be filed as exhibits:

     Copies of written agreements related to the
filing of joint acquisition statements as required by
Rule 13d-1(f) (Section 240.13d-1(f)):   NONE

     Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

     (1.) The borrowing of funds to finance the acquisition as disclosed in Item 3: NONE

     (2.)  The acquisition of issuer control,
liquidation, sale of assets, merger, or change in
business or corporate structure, or any other matter
as disclosed in Item 4; and:          NONE

     (3.)  The transfer or voting of the securities,
finder's fees, joint ventures, options, puts, calls,
guarantees of loans, guarantees against loss or
profit, or the giving or withholding of any proxy as
disclosed in Item 6:               NONE

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Dated:         August 15, 1996

                    /s/ Mark A. Conner

                    Mark A. Conner, President
                    Proactive Technologies, Inc.